July 13, 2010

VIA EDGAR AND UPS OVERNIGHT COURIER

Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Quicksilver Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010 Filed May 10, 2010 File No. 1-14837

Dear Mr. White:

This letter sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 2, 2010 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

With respect to those comments, which suggested that additional disclosure be made, we have set forth the nature of the disclosure that we would propose to add to our future Form 10-K filings.  In this regard, we do not believe that failure to provide such disclosure in our Form 10-K filing for the fiscal year ended December 31, 2009, is sufficiently material to require an amendment to the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2009

Oil and Natural Gas Reserves, page 10

1.
We note your discussion of the most significant changes incorporated in Release No. 33-8995, “Modernization of Oil and Gas Reporting”, here and in Management’s Discussion and Analysis on page 49.  However, you have not interpreted these changes listed in your filing to discuss the impact of

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the adoption of these new rules on your reserves as of December 31 2009. To further an investor’s understanding, please disclose the impact of these new rules on your reserve estimates.

Response:  The Company disclosed the following regarding the impact of the revised rules in our earnings release issued on February 18, 2010 which was furnished on a current report on Form 8-K:

“The new Securities and Exchange Commission (SEC) reporting rules applicable for year-end 2009 reporting allow proved undeveloped (PUD) reserves to be booked beyond one offset location where reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.  In accordance with the new rules, the company recorded incremental PUD locations in the Fort Worth Basin.  In the Fort Worth Basin Barnett, the company had 919 proved developed and 281 proved undeveloped gas well locations at year-end 2009.  The new rules also suggest that five years is a reasonable timeframe to develop existing PUDs.  The company did not lose any previously recorded PUD reserves in the Fort Worth Basin due to this requirement.  Quicksilver’s PUD reserves, which total approximately 768 Bcfe, are all scheduled to be drilled before the end of 2014.  Based on current NYMEX strip prices and Quicksilver’s commodity derivatives position, the company’s currently forecasted cash flow during this period is expected to be more than sufficient to fund this drilling.

In addition to the above rule changes, the new SEC reporting rules require that year-end proved reserve volumes be calculated using an average of the NYMEX spot prices for sales of gas and oil on the first calendar day of each month during 2009.  On this basis, the prices for gas and oil for 2009 reserves reporting purposes were $3.87 per million British thermal units (MMBtu) and $61.18 per barrel, respectively.  The prices used to calculate proved reserves for year-end 2008, when Quicksilver’s proved reserves were last reported, were $5.71 per MMBtu of gas and $44.60 per barrel of oil, representing the NYMEX spot prices on December 31, 2008 as required by the previous SEC reporting rules.  These pricing changes resulted in net negative pricing revisions of approximately 252 Bcfe.  The negative pricing revisions were primarily attributable to gas assets, offset in part by higher prices on their related natural gas liquids.”

Given that the disclosure was broadly disseminated through the Company’s earnings release which was furnished on a Form 8-K, we believe that inclusion of the information in future filings is unnecessary.

2.
On a similar matter, we note BBEP’s disclosure on pages 123 and 152 that it is not practical to estimate the impact of the Release No. 33-8995 due to operational and technical challenges associated with the cumulative effect of adoption.  Please tell us what consideration BBEP has given towards individually discussing the impact of the most significant changes under the Release, such as the change to the unweighted average first-day-of-the-month pricing, use of reliable technologies, changes to the definition of proved reserves, etc.

Response:  While we owned approximately 21.3 million common units of BBEP at December 31, 2009, it is a publicly-traded limited partnership that we do not control.  We account for our investment in BBEP units using the equity method, and do not have access to non-public information such as what factors they considered in applying the Release.  In light of your comment, we have made inquiries of BBEP but expect that our position as limited partner will not result in their providing additional information.

3.
Based on your disclosures in the table of changes in proved reserves on page 99, it appears you have experienced material additions to your proved reserves during fiscal year 2009.  In this regard, please expand your discussions in this section to address the specific technologies used to establish the

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appropriate level of certainty for your material additions to your reserve estimates. Please refer to Item 1202(a)(6) of Regulation S-K for further guidance.

Response:  We acknowledge that the disclosures regarding the specific technologies utilized were excluded from our disclosures of oil and gas reserve estimation although we did not materially change technologies from those used in our operations during 2007 and 2008 nor did we assume that technologies will change in the future from those currently utilized.  In response to the Staff’s comment, in future filings, we will revise our disclosure to incorporate a more detailed discussion on the use of specific technologies.  The revised discussion from page 11 of our 2009 Annual Report on Form 10-K would read as follows (underlined material reflects enhancements):

Proved oil and natural gas reserves are the estimated quantities of oil, natural gas, and NGLs which through analysis of geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions and operating methods. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil, natural gas and NGLs actually recovered will equal or exceed the estimate. To achieve reasonable certainty, the technologies used in the estimation process have been demonstrated to yield results with consistency and repeatable. Proved developed oil and natural gas reserves are expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and natural gas reserves are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for re-completion. Proved reserves for undrilled wells are estimated only where it can be demonstrated that there is continuity of production from the existing productive formation.  To achieve reasonable certainty of our proved reserve estimates, our reservoir engineering team assumes continued use of  technologies with demonstrated success of yielding expected results, including the use of drilling results, well performance, well logs, seismic data, geologic maps, well stimulation techniques, well test data, and reservoir simulation modeling.

4.
We understand your estimated proved reserves are prepared by independent third parties, whose reports are presented to the reservoir engineering team.  Please identify whether the reservoir engineering team or another individual is responsible for the selection of the third party engineering firms that calculate your reserves.

Response:  Our management selects our third-party engineering firms based upon the recommendations of our reservoir engineering team.  Although management selects the firms, the firms meet with the Audit Committee of our Board of Directors and our executive management as we disclosed on page 11 of our 2009 Annual Report on Form 10-K.

Unproved Undeveloped Reserves, page 12

5.
You have disclosed how many proved undeveloped reserves you have as of December 31, 2009; however, you have not disclosed any information with regard to the changes in proved undeveloped reserves balance during the year.  Please revise your disclosure to discuss the changes that correspond to the line item reserve changes found in paragraph 932-235-50-5 of FASB ASC and provide the disclosures required by Item 1203(b) and (c) of Regulation S-K.

Response:  Our reserve tables on page 12 of our 2009 Annual Report on Form 10-K show that our U.S. PUD reserves decreased by 29 Bcfe, our Canadian PUD reserves decreased by 24 Bcfe and that total Company PUD reserves decreased by 53 Bcfe or 6.5% of the beginning PUD reserves and 2% of total reserves.  On a consolidated basis, we do not believe that the change in total PUDs during 2009 is material to a reader’s understanding of significant movements in our proved reserves and thus, in preparing our 2009 Annual Report

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on Form 10-K we determined that the disclosure requirements of Item 1203(b) were not applicable.  We will insure that future filings consider disclosure of material changes to PUDs.

On page 13 of our 2009 Annual Report on Form 10-K, we disclose the number of 2008 PUDs drilled during 2009 and the approximate gross capital costs for wells in our significant operating areas.  In future filings we will supplement the information in that table with the following disclosure in response to Item 1203(c):

Costs incurred during 2009 relating to the development of PUDs at December 31, 2008 were approximately $71 million.  Estimated future development costs relating to the development of all PUD reserves at December 31, 2009 are projected to be $126 million in 2010, $172 million in 2011, $136 million in 2012, $224 million in 2013 and $83 million in 2014.  All PUD locations are scheduled to be drilled prior to the end of 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

6.	Tell us what consideration you have given to providing a discussion of the topics listed and addressed in Section V of Release No. 33-8995, specifically pages 87 and 88.

Response:  In evaluating the disclosures contained in our 2009 Annual Report on Form 10-K, we considered the topics listed in Section V of Release No. 33-8995.  We provided disclosure in our MD&A of the known trends, demands, commitments, uncertainties, or events that management believed would be reasonably likely to have a material effect on the Company.  For example, we provided disclosure in our MD&A regarding changes in proved reserves, conventions used to establish reserve estimates, prices and costs, minimum remaining terms of leases and concessions and material changes to any line item in the Changes to our Proved Reserves Table.

7.
Please disclose production, by final product sold, for each of the last three fiscal years, as required by Item 1204(a) of Regulation S-K.  Please note the required disclosure should be made for each field that contains 15% or more of your total proved reserves.

Response:  Our disclosures found beginning on page 35 of our 2009 Annual Report on Form 10-K were prepared to satisfy the reporting requirements of Item 1204(a).  In future filings, we will clarify that “Texas” as shown on those tables is more than 99% constituted by our production in the Barnett Shale of the Fort Worth Basin.  Further, in future filings we will also distinguish between our Canadian production from our Western Canadian Sedementary Basin wells in Alberta (which for all periods through 2009 represented more than 96% of Canadian production) and our Horn River Basin wells in British Columbia.

Financial Statements

Quicksilver Share of BBEP Reserves, page 105

8.
We note your disclosure of the beginning and ending balances of Proved Undeveloped reserves for your share of BBEP reserves.  We also note from the BBEP disclosure on page 154 that BBEP has converted 484 MMcf of natural gas from proved undeveloped to proved developed, or approximately 1.5% of the beginning balance at January 1, 2009 of 32,654 MMcf.  Given a conversion rate of approximately 1.5% experienced by BBEP in 2009, please tell us why you believe your share of proved undeveloped natural gas reserves from BBEP will be developed within five years.

Response:  As noted in response to comment no. 2, we do not have access to non-public information about BBEP.  We base our disclosure regarding our share of BBEP reserves on their publicly disclosed reserve

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information and our proportion of ownership of BBEP.  Although we have no reason to question their reserve information, we have made inquiries of BBEP in light of your comment but expect that our position as limited partner will not result in their providing additional information.

Exhibit 99.1

9.
While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles”.  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  This comment applies also to Exhibits 99.2, 99.3 and 99.4.

Response:  With respect to exhibits 99.1 and 99.2, we will ensure that reports relating to our reserves included in future filings do not include any reference to “generally accepted petroleum engineering and evaluation principles.”  With respect to exhibits 99.3 and 99.4, as noted in response to comment no. 2, we do not control BBEP and while we will request that they provide us with reserve reports that do not include any such reference, we cannot be certain that they will comply with our request.

10.
The closing paragraphs state in part that the report “was prepared solely for the use of the party to whom it is addressed and any disclosure made of this report and/or the contents by said party thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed.”  As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.  This comment applies also to Exhibits 99.2 and 99.4.

Response:  With respect to exhibit 99.1 and 99.2, we will ensure that reports relating to our reserves included in future filings do not contain any such limitation.  With respect to exhibit 99.4, as noted in response to comment no. 2, we do not control BBEP and while we will request that they provide us with reserve reports that do not include any such reference, we cannot be certain that they will comply with our request.

Exhibit 99.3

11.	The reserve report by Netherland Sewell & Associates did not state the date on which the report was completed. Please provide a revised letter that complies with Item 1202(a)(8)(ii) of Regulation S-K.

Response:  As noted in response to comment no. 2, we do not control BBEP and while we will request that they provide us with reserve reports that are appropriately dated for future filings, we cannot be certain that they will comply with our request.

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Chris White July 13, 2010 Page 6

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours, /s/ Philip Cook Philip Cook Senior Vice President – Chief Financial Officer

cc:	Bob Carroll
Shannon Buskirk U. S. Securities and Exchange Commission